                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 5
               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940
[   ] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[   ] Form 3 Holdings Reported
[   ] Form 4 Transactions Reported
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1. Name and Address of Reporting Person*
Rotter                  Bradley                  N.
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   (Last)               (First)                 (Middle)
1700 Montgomery Street, Suite #250
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                                    (Street)
San Francisco            CA                     94111
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol
Point West Capital Corporation/PWCC
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

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4. Statement for Month/Year
2000
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
   (Check all applicable)
   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

                          Chairman of the Board
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7. Individual or Joint/Group Reporting (check applicable line)
   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)           (Instr.4) (Instr. 4)
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Common Stock                                                                                     734,903 (1)       D
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*If the form is filed by more than one reporting person,
 see instruction 4(b)(v).
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(Over)
SEC 2270 (9-96)

FORM 5 (continued)
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Employee option    $2.13125  11/07/00  A       75,000         (2)     11/07/05  Common   75,000    0      75,000    D
 to buy                                                                         Stock
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Explanation of Responses:

(1)  Includes 52,850 shares received as a result of dissolution distribution to members of Lodestone Capital Fund LLC ("Lodestone") and 9,275 shares received as a result of a pro-rata distribution from The Echelon Group of
     Companies LLC to its members after the dissolution of Lodestone.  In prior reports, the reporting person reported indirect beneficial ownership and diclaimed such ownership (in part) of 83,000 shares of Common Stock, which represented all shares of Common Stock held by Lodestone.  See the Schedule
     13D (as amended) filed by the Reporting Person and others.
(2)  Reflects the grant of an employee option to purchase 75,000 shares of the
     Issuer's common stock, which vests at the rate of 18,750 shares on each of
     November 07, 2001, 2002, 2003 and 2004.

     /s/ Bradley N. Rotter                              February 8, 2001
         Bradley N. Rotter                                      Date
      **Signature of Reporting Person
**   Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

SEC 2270 (7-96)